Ur-Energy Acquires 100% Ownership of RS Property in Wyoming

Denver, Colorado (Marketwire – November 8, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “the Company”) is pleased to announce its completion of acquiring 100% ownership of the seven unpatented mineral claims, land, exploration records, and other data related to the RS Project in the Great Divide Basin in Wyoming from Dalco, Inc. (“Dalco”). On July 20, 2005, the Company entered into a definitive agreement whereby the Company increased its interest in stages. Altogether the Company paid US$325,000 and issued 325,000 common shares to Dalco, which will retain a production royalty of 3% on the total gross proceeds received by the Company on the sale of U3O8 extracted from uranium ores located on the seven mineral claims acquired.

As part of the Dalco acquisition, the Company acquired the historic exploration database of more than 2,200 drill holes and accompanying drill logs, maps, cross sections, and miscellaneous data (including engineering tests and evaluations). At the present time, URE owns all the historic data for the RS project. During 2005, URE’s in-house geological team undertook detailed stratigraphic and sedimentological evaluations, as well as an evaluation of the uranium mineralization, utilizing the drill hole database. Because the historic data were developed prior to the common use of computers, the Company has put significant effort into converting it into digital form to enable more efficient exploration and resource evaluation.

The RS property was acquired from Geomet by Texasgulf in 1974 and held by Texasgulf until they returned the claims to Geomet in 1979 due to the falling price of uranium at the time. The RS deposit was discovered, drilled and evaluated by Texasgulf Inc. between 1974 and 1979. Because of significant changes in the price of uranium during this period, combined with the anticipation, prior to 1979, of even higher prices, Texasgulf conducted a variety of evaluations to define a range of resources on the project at various cutoff grades. This was common with uranium companies during that time as they expected higher future prices and made plans to estimate their gross uranium resource by conducting detailed uranium distribution studies. From 1977 to 1979, Texasgulf conducted a number of resource studies ranging from gross resource distribution studies to specific resource estimations based on the then current price of uranium. All resources calculated in Texasgulf’s reports on the RS project are historic and not NI43-101 compliant. As an example, a 1978 Texasgulf report (by Ed Dallin dated July 24, 1978) defined resources (presently considered as historic and not NI43-101 compliant) at RS as follows:

Cutoff Grade %U3O8	Pounds U3O8	Average Grade %U3O8
0.010%	34,319,000	0.020%
0.025%	13,768,000	0.038%
0.070%	1,921,000	0.100%

In 1997, Dalco commissioned a resource study by Glen Culver which reported a resource (considered as historic and not NI43-101 compliant) of 1.4 million tons with an average grade of 0.084% containing 2.3 million pounds U3O8. Roscoe Postle Associates (RPA) in a June 15, 2005 NI43-101 report completed on Ur-Energy’s Great Divide Basin projects, deemed that these 1997 Dalco resources of 2.3 million pounds U3O8 were mostrelevant in considering the most probable uranium resource at RS and have been referred to by URE as

“relevant historic resources”. RPA, in the same report, also suggested that the RS property had the potential to host “2 to 16 mt grading 0.04% to 0.1% U3O8 containing 4 to 14 million pounds of uranium.” Note that these historic resources and the RPA estimation are not NI 43-101 compliant; it is the purpose of the current evaluation to enable Ur-Energy to better define the resource base at RS and calculate a resource that will be NI43-101 compliant and could be expected to be economically mined.

In addition to the seven unpatented mining claims acquired from Dalco that cover the majority of the historic mineralized area, the Company has staked an additional block of 275 unpatented mining claims to solidify its holdings within the project area, for a total land holding at RS of approximately 5,800 acres. The larger claim block has potential for the discovery of additional resources in the RS area.

The Company recently announced a plan to expand its 2007 drilling program to include drilling at the RS Project. This program will concentrate on extensions of the known mineralization trend. All permits have been received for the exploration drilling program from the Wyoming Department of Environmental Management and the U.S. Bureau of Land Management.

The RS Project area is located 13 miles north of Ur-Energy’s Lost Creek deposit where an In Situ Recovery (ISR) mine and a two million pound per year uranium ISR processing facility are being permitted. A well maintained road passes by both project areas.

Bill Boberg, P.Geo., the Company’s President and CEO, is the qualified person responsible for the preparation of the technical information in this document.

Ur-Energy is a junior mining company completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production in 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.